

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 9, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Anheuser-Busch InBev Worldwide Inc., guaranteed by Anheuser-Busch Companies, LLC, Anheuser-Busch InBev SA/NV, Anheuser-Busch InBev Finance Inc., Brandbrew SA, Brandbev S.à r.l., and Cobrew NV, under the Exchange Act of 1934.

- 3.500% Notes due 2030
- 4.350% Notes due 2040
- 4.500% Notes due 2050
- 4.600% Notes due 2060

Sincerely,

An Intercontinental Exchange Company